EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Twelve
Months Ended
June 30, 2015

Income before provision for income taxes and fixed charges (Note A)	$142,666,619

Fixed charges:
Interest on long-term debt	$41,928,931
Interest on short-term debt	263,480
Other interest	1,011,398
Rental expense representative of an interest factor (Note B)	9,788,047

Total fixed charges	$52,991,856

Ratio of earnings to fixed charges	2.69x

NOTE A:          For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes, and by the sum of fixed charges as shown above.

NOTE B:          One-third of rental expense (which approximates the interest factor).